

ORRICK


SEC MAIL PROCESSING
RECEIVED
JUN 03 2003
WASH. D.C. 152 SECTION

ORRICK, HERRINGTON & SUTCLIFFE LLP
666 FIFTH AVENUE
NEW YORK, NY 10103-0001
tel 212-506-5000
fax 212-506-5151
WWW.ORRICK.COM

Johannes K. Gäbel
212-506-5355


03022422

May 28, 2003

VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Re: FJA AG (the "Company")
File No. 82-5077

Dear Sir or Madam:

Subsequent to our submission of May 7, 2003 enclosed please find a Press Release dated May 22, 2003 and an Ad-hoc Release dated May 22, 2003.

Please do not hesitate to contact the undersigned should you have any questions regarding the above.

Very truly yours,

Johannes K. Gäbel
U.S. Authorized Representative

PROCESSED
JUN 11 2003
THOMSON
FINANCIAL

JKG/ejm
Enclosure

dlw 6/9

DOCSNY1:863595.1
13024-2 JG9

FILE NO.
82-5077


HEUBECK AG
Lösungen zur Altersvorsorge

<u>**Press Release**</u>

FJA and HEUBECK merge to form FJH AG

- **New FJH Group to become a major player in the growth market of pension provision**
- **Extended range of services to secure new customer groups**
- **Leading market position provides the basis for further expansion**

Munich/Cologne, 22nd May 2003 – The Munich-based consulting and software house for insurers and financial service providers FJA AG (ISIN DE0005130108) and Cologne's HEUBECK AG, a renowned consultancy firm specialising in company pension provision, are merging to form the FJH Group. Through FJH AG, the merger will create a corporate group spanning the entire value-added chain from specialised software solutions to complex consulting products for the insurance and pensions market. With over 1,000 employees and revenues of around 140 million Euro (2002), the new corporate entity FJH will immediately assume a leading position in the market for consulting and IT services in the field of pension provision and insurance.

"Our proven and successful business models offer a basis for exploiting extensive potential in terms of synergies. In future, this will enable us to offer our customers a far broader and greatly improved range of services", explained Prof. Dr. Manfred Feilmeier, Chairman of the Management Board of FJA AG, at today's announcement of the merger in Munich. Combining core competences enables the creation of new specialised products and solutions, setting quality standards in the market. The new FJH Group's strong market position will also provide a good basis for further expansion in foreign markets as the new Group will occupy an excellent position in central Europe thanks to its expertise, reputation and size.

In particular, with new consulting and software solutions the newly formed FJH Group represents a major player in the rapidly growing market of pension provision. "With the decline of statutory pension insurance and the authorisation of new forms of provision through the Riester Reform, this market offers additional potential in terms of both supply and demand. We shall exploit this potential together", explained Prof. Dr. Klaus Heubeck, Chairman of the Management Board of Heubeck AG, at the joint press conference.

FILE NO.
82-5077


HEUBECK AG
Lösungen zur Altersvorsorge

Merger of two market leaders

In their respective market segments, FJA and Heubeck have each achieved key positions. FJA is a leading supplier of standard software for insurance companies in central Europe. FJA's customers include around half of all German life insurers, and in global terms, FJA's standard software is used in 17 countries on three continents. Over a period of more than 50 years, Heubeck has established itself as a major international consulting firm in the field of pension provision with a strategic emphasis on company pension provision. In its advisory role for ministries and government bodies, Heubeck has in recent decades been instrumental in shaping pension reform within the Federal Republic of Germany. The "Guide Tables for Pension Insurance" that were first published by Heubeck in 1948 constitute a generally accepted, constantly updated basis of calculation used, among other things, for evaluating pension obligations for fiscal and commercial balance sheets.

The pensions market as a driving force for growth

Both companies operate in the growth market of pension provision, each specialising in complementary areas of business. The FJH Group believes this market offers major potential for growth over the coming years. Experts predict that the field of company pension provision in Germany alone will see an increase in additional premium volumes from around 4 billion Euro in 2002 to between 20 and 30 billion Euro in 2008. Demographic development, new statutory provisions such as the pension reform and the introduction of the "Riester pension" combined with a growing awareness of the need for additional pension provision will lead to a marked rise in demand for new consulting and software solutions and open up significant additional market opportunities for FJH over the coming years.

The two companies' areas of business complement each other to optimum effect with very few overlaps. The common thread behind their business operations is a precise knowledge of insurance business processes and actuarial methods. By utilising Heubeck's specific know-how, FJH will acquire a competitive edge in the development of software solutions for company pension provision.

Enlarged customer base and new product offerings

The merger opens up significant potential in terms of growth synergies for FJH. The merger will allow FJH a significant expansion in its customer portfolio. It also offers major

FILE NO.
82-5077


HEUBECK AG
Lösungen zur Altersvorsorge

opportunities for developing and offering complementary products and services within the Group. Following the merger, FJH's customer base will include both insurance companies and companies from other sectors who require solutions for company pension provision. In future, FJH will be able to offer the Group's extended service portfolio to these companies.

By pooling the two companies' expertise, FJH plans to develop special products that offer customers gains in terms of efficiency and transparency. A major objective consists in relieving customers' workloads in terms of data preparation and analysis as well as streamlining and speeding up processes. This will reduce processing times, make deadlines more manageable, and reduce costs. There are also plans to develop new solutions for areas such as sensitivity and risk analyses, for example. FJA already has successful products in the field of company pension provision, and the specialist know-how contributed by Heubeck will enable their rapid further development.

Feilmeier and Heubeck also expect synergies in terms of FJH's international expansion. Through FJA's subsidiaries, the company is already represented with branches in central Europe and the USA, while HEUBECK's co-operation partner EURACS offers global contacts. This enhanced basis will enable the FJH Group to intensify its existing activities in central foreign markets and exploit mutual expertise in the individual countries.

Continuity in management

As a result of the transaction FJA AG is acquiring a 100% holding in Heubeck AG. The purchase price consists of a significant participation in FJH AG, i.e. 570,000 shares coming out of an approved capital increase, as well as an adequate amount in cash. Within the FJH Group Heubeck AG will remain an independent business unit and retain its strong brand name. Heubeck's current management will continue to manage the company. At the same time, Prof. Dr. Klaus Heubeck and the present members of FJA's Management Board will form the Management Board of FJH AG. The three founders will therefore be represented on the Management Board of FJH AG, with Prof. Dr. Manfred Feilmeier remaining as Chairman of the Management Board. A resolution changing the name to FJH AG is to be adopted at the Ordinary General Meeting on 26th June 2003.


HEUBECK AG
Lösungen zur Altersvorsorge

Jobs secured for the long-term

The merger is also intended to benefit the employees of the two companies. "Our strategy is geared towards growth and thus towards securing jobs for the long-term", emphasised Feilmeier and Heubeck. The management expects that the merger will create additional jobs and new and interesting career development opportunities for employees. According to Feilmeier, all of FJA and HEUBECK's offices will be retained after the merger, although in future, new capacities will be created on a joint basis in order to increase cost efficiency.

About FJA:

FJA is a leading consulting and software firm in the insurance sector, specialising in developing and implementing standard software for insurance companies and other financial service providers. FJA's software supports customers in the development of insurance products, portfolio administration and sales.

FJA was founded in Munich in 1980 as Prof. Dr. Feilmeier, Junker & Co., Institut für Wirtschafts- und Versicherungsmathematik GmbH. It changed its name to FJA AG in 1999. In February 2000 the company became listed on the Neuer Markt of the Frankfurt Stock Exchange. The company has been listed in the Prime Standard since 1st January 2003 and in the premium TecDAX index with effect from 24th March 2003. The members of the Management Board are Prof. Dr. Manfred Feilmeier (Chairman and CEO), Rainer Herbers (Deputy Chairman), Michael Junker (CRO), Dr. Thomas Meindl (CFO), Dr. Rolf Schwaneberg (CHRO) and Bernd Dexheimer (COO).

FJA AG employs just under 1,000 people at offices in Munich, Berlin, Hamburg, Cologne, Stuttgart, Zurich, Vienna, Maribor (Slovenia) and New York.

About Heubeck:

HEUBECK AG is a leading independent consultant and service provider for all matters relating to pension provision. The international company develops solutions for private, company and government customers and specialises in the field of company pension provision. Its services range from independent advice through analyses and expert reports for companies, associations, trade unions and ministries to answering queries on international issues. In this connection, HEUBECK AG also supports its customers in matters relating to statutory pension insurance, professional provision, life insurance and pension-related capital investment.

In its advisory role for ministries and government bodies, HEUBECK AG has in recent decades been instrumental in shaping pension reform within the Federal Republic of Germany. The "Guide Tables for Pension Insurance" that were first published by HEUBECK AG in 1948 are a generally accepted, constantly updated basis of calculation used, among other things, for evaluating pension obligations for fiscal and commercial balance sheets.

The company was formed in 1946 by Prof. Georg Heubeck and has been headed by Prof. Klaus Heubeck since 1983. On conversion of the freelance agency Dr. Heubeck into a non-listed public limited company in 2001 Prof. Klaus Heubeck became the sole member of the company's Management Board.

HEUBECK AG is headquartered in Cologne and employs over 80 people. In addition to Dr. Heubeck Ges.m.b.H. in Vienna, international co-operation via European Actuarial Consultancy Services (EURACS) means the company is also represented through independent partners in all major countries.

Press and Public Relations:
Martina Fassbender, FJA AG, Leonhard-Moll-Bogen 10, D-81373 Munich,
Tel. +49 89/769 01 517, Fax +49 89/769 01 606, E-mail: martina.fassbender@fja.com

FILE NO.
82-5077

Ad hoc Release

FJA and HEUBECK merge to FJH AG

FJA AG (ISIN DE0005130108), the consulting and software house listed in the TecDAX index, Munich, and the Cologne based HEUBECK AG, a leading independent consulting company for pension provision issues in Germany, merge to the FJH group of companies. Through this a group of companies is created which will cover the complete value added chain from specialised software solutions to complex consulting products for the insurance and pension provision market.

FJA and Heubeck both have reached significant positions within their market segments in Germany. FJA is a leading provider of specialised software solutions for insurance companies. In more than 50 years Heubeck acquired an excellent reputation as consulting company in the field of old age pension provision with a strategic edge in company pension provision.

With the combined competence in the fields of information technology and insurance industry on the one hand and the actuarial and financial basics in old age provision on the other hand significant growth potential opens up for FJH AG in the dynamically growing market for old age pension provision. In the field of company pension provision alone recent studies predict a growth of additional contributions to pensions schemes in Germany from around 4 billion Euro in 2002 to 20 to 30 billion Euro in 2008.

The merger significantly broadens the customer base of the group and opens up opportunities for the development and offer of complementary products and services. In addition, the FJH group plans to further expand the product offering with new software-based specialised products with exclusive standard.

In the transaction FJA AG acquires 100% of HEUBECK AG. The purchase price consists of a significant participation in FJH AG, i.e. 57[illegible],000 shares coming out of an approved capital increase, as well as an adequate amount in cash. After the merger of both companies Prof. Dr. Klaus Heubeck will join the Executive Board of FJH AG in addition to his function as Chief Executive Officer of HEUBECK AG. The change of name to FJH AG is due to be decided by the Annual General Meeting on 26 June 2003.

FJA AG, Dr. Thomas Meindl, Leonhard-Moll-Bogen 10, D-81373 Munich
Phone: + 49 89 769 01-144; Fax: + 49 89 743 717 31
E-Mail: thomas.meindl@fja.com, Internet: www.fja.com

Munich, 22/05/2003